FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of May 2022

Commission File Number: 0001840616

New Found Gold Corp.
(Translation of registrant’s name into English)

1430 - 800 West Pender Street
Vancouver, British Columbia
Canada  V6C 2V6
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F:
Form 20-F             Form 40-F    X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

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Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

New Found Makes Two New Near Surface Discoveries North of the Keats Zone Intersecting 275 g/t Au Over 2.15m and 8.70 g/t Au Over 6.75m

VANCOUVER, British Columbia--(BUSINESS WIRE)--May 4, 2022--New Found Gold Corp. (“New Found” or the “Company”) (TSX-V: NFG, NYSE-A: NFGC) is pleased to announce two new high-grade gold near surface discoveries hosted by two separate structures within ~65m of the north end of the Keats Zone. Both holes were drilled as part of a planned systematic program to drill test along the Appleton Fault Zone (“AFZ”). New Found's 100% owned Queensway project comprises an approximately 1500km2 area, accessible via the Trans-Canada Highway approximately 15km west of Gander, Newfoundland.

Keats North Highlights:

Hole No.	From (m)	To (m)	Interval (m)[1]	Au (g/t)
NFGC-22-533	98.25	105.00	6.75	8.70
Including	100.65	101.50	0.85	53.3
And	127.40	129.55	2.15	1.60
NFGC-22-538	32.45	34.60	2.15	275
Including	33.10	33.90	0.80	738

Table 1: Keats North Drilling Highlights

1Note that the host structures are interpreted to be steeply dipping and true widths are unknown at this time. Infill veining in secondary structures with multiple orientations crosscutting the primary host structures are commonly observed in drill core which could result in additional uncertainty in true width. Composite intervals reported carry a minimum weighted average of 1 g/t Au diluted over a minimum core length of 2m with a maximum of 2m consecutive dilution. Included high-grade intercepts are reported as any consecutive interval with grades greater than 10 g/t Au. Grades have not been capped in the averaging and intervals are reported as drill thickness.

  The systematic drill program launched in early 2022 to test the ~700m gap between the Keats and Golden Joint zones has now discovered three new and separate structures hosting high-grade gold mineralization: the two new discoveries reported in this release and the 515 Zone discovery of 43.9 g/t Au over 3.85m reported on April 13, 2022 (Figures 2 and 3).
  Drillhole NFGC-21-538, which intercepted 275 g/t Au over 2.15 at a vertical depth of 22m is located 65m north of the Keats Zone and is hosted within a newly discovered structure adjacent to the AFZ (Figures 2, 3 and 4).
  The intercept of 8.70 g/t Au over 6.75m in NFGC-22-533 located at a vertical depth of 65m is an important discovery as it is hosted by a sequence of black shales that occur on the west side of the AFZ. To date, the majority of mineralization found along this 2.7km segment of the AFZ from Keats to Lotto has been hosted by the sedimentary stratigraphy on the east side of the AFZ. This discovery opens a new prospective domain that is largely unexplored. This high-grade gold interval is associated with a broad domain of deformation interpreted in part to be the AFZ and likely another intervening fault zone.
  The high-grade gold mineralization at the three new discoveries is similar to the epizonal character of the Keats, Golden Joint and Lotto zones that occur along this segment of the AFZ (Figure 1).
  Three drills are actively following up on these new discoveries, within the Keats – Golden Joint gap.

Melissa Render, VP Exploration for New Found, stated: “Momentum is building. We have made three new high-grade discoveries over the past two months, all occurring in newly identified structures and located in different stratigraphic positions north of Keats. We are very encouraged by these results and excited to expand on these new high-grade gold discoveries and determine how they fit into the overall structural network of gold bearing faults that is emerging adjacent to the AFZ. The frequency of these new high-grade discoveries is a testament to the strength and scale of the gold system at Queensway. Our growing understanding of this segment of the AFZ is guiding our interpretation and exploration efforts along the 9.5km of strike length at Queensway North and an additional +80km of unexplored strike length at Queensway South which will see an initial drill program commence in the coming months with a focus on the AFZ southern extension.”

Discussion

Mineralization at the Queensway Project is hosted by a fold-thrust sequence of northeast-striking, steeply dipping turbiditic sedimentary rocks deposited and deformed during the closure of the Iapetus Ocean and subsequent continent-continent collision. During this prolonged period of continued shortening, at least two regional-deformation zones developed and include the Appleton and JBP fault zones. The AFZ is interpreted to be a significant, deep-seated thrust fault, that strikes southwest across the full 100km+ length of the property and is likely the main conduit for the gold mineralizing fluids, much like the Cadillac-Larder Lake Fault Zone in the Abitibi.

As a result of progressive deformation, the brittle host stratigraphy developed an extensive network of gold-bearing fault zones enveloping the AFZ, the extents of which are not yet known. This structural relationship demonstrates the currently defined vein and associated fault orientations based on structural interpretation and drilling to date along the 1km corridor from Golden Joint to Lotto. Higher-grades and widths of gold mineralization occur in areas where there was greater mineralizing fluid flow such as at structural intersections, at dilational openings within fault structures, and along lithological contacts where breakage occurs due to rheological differences in the compressional strength of contrasting sedimentary rock units.

The Company’s current interpretation is that the high-grade gold mineralization being drilled at Queensway was deposited by gold mineralizing fluids penetrating this highly fractured and deformed meta-sedimentary sequence forming an extensive mineralized corridor surrounding the deep crustal-scale fault network that forms the Appleton Fault Zone. A significant amount of the high-grade gold mineralization is interpreted to be epizonal in nature, having been emplaced when tectonic movements resulted in the explosive tapping of deep gold-rich magmatic fluids that rapidly precipitated gold as they migrated towards surface.

Drillhole Details

Hole No.	From (m)	To (m)	Interval (m)[1]	Au (g/t)
NFGC-22-533	98.25	105.00	6.75	8.70
Including	100.65	101.50	0.85	53.3
And	127.40	129.55	2.15	1.60
NFGC-22-538	32.45	34.60	2.15	275
Including	33.10	33.90	0.80	738

Table 2: Summary of composite results reported in this release for Keats North

1Note that the host structures are interpreted to be steeply dipping and true widths are unknown at this time. Infill veining in secondary structures with multiple orientations crosscutting the primary host structures are commonly observed in drill core which could result in additional uncertainty in true width. Composite intervals reported carry a minimum weighted average of 1 g/t Au diluted over a minimum core length of 2m with a maximum of 2m consecutive dilution. Included high-grade intercepts are reported as any consecutive interval with grades greater than 10 g/t Au. Grades have not been capped in the averaging and intervals are reported as drill thickness.

Hole No.	Azimuth (°)	Dip (°)	Length (m)	UTM E	UTM N
NFGC-22-538	300	-45	386	658193	5427710
NFGC-22-533	120	-45	320	657951	5427748

Table 3: Details of drill holes reported in this release

Queensway 400,000m Drill Program Update

Approximately 43% of the planned 400,000m program at Queensway has been drilled to date with ~20,000m of the core with pending assay results. Eleven core rigs are currently operating and New Found is targeting an increase in the drill count to 14 rigs.

Sampling, Sub-sampling, Laboratory and Discussion

True widths of the intercepts reported in this press release have yet to be determined and further exploration is required. Infill veining in secondary structures with multiple orientations crosscutting the primary host structures are commonly observed in drill core which could result in additional variability in true width. Assays are uncut, and composite intervals are calculated using a minimum weighted average of 1 g/t Au diluted over a minimum core length of 2m. All HQ split core assays reported were obtained by either complete or 3.0kg sample metallic screen/fire assay or standard 30-gram fire-assaying with ICP finish at ALS Minerals in Vancouver, British Columbia, ALS is under a commercial contract with New Found. The metallic screen assay method is selected by the geologist when samples contain coarse gold or any samples displaying gold initial fire assay values greater than 1.0 g/t Au. Drill program design, Quality Assurance/Quality Control and interpretation of results is performed by qualified persons employing a Quality Assurance/Quality Control program consistent with industry best practices. Standards and blanks are included with every 20 samples for Quality Assurance/Quality Control purposes by the Company as well as the lab. Approximately 3% of sample pulps are sent to secondary laboratories for check assays. The Company does not recognize any factors of drilling, sampling or recovery that could materially affect the accuracy or reliability of the assay data disclosed.

Qualified Person

The technical content disclosed in this press release was reviewed and approved by Greg Matheson, P. Geo., Chief Operating Officer, and a Qualified Person as defined under National Instrument 43-101. Mr. Matheson consents to the publication of this news release dated May 4, 2022, by New Found. Mr. Matheson certifies that this news release fairly and accurately represents the information for which he is responsible.

About New Found Gold Corp.

New Found holds a 100% interest in the Queensway Project, located 15km west of Gander, Newfoundland, and just 18km from Gander International Airport. The project is intersected by the Trans-Canada Highway and has logging roads crosscutting the project, high voltage electric power lines running through the project area, and easy access to a highly skilled workforce. The Company is currently undertaking a 400,000m drill program at Queensway, now approximately 43% complete. The Company is well funded for this program with cash and marketable securities of approximately $100 million as of May 2022.

Please see the Company’s website at www.newfoundgold.ca and the Company’s SEDAR profile at www.sedar.com.

Acknowledgements

New Found acknowledges the financial support of the Junior Exploration Assistance Program, Department of Natural Resources, Government of Newfoundland and Labrador.

Contact

To contact the Company, please visit the Company’s website, www.newfoundgold.ca and make your request through our investor inquiry form. Our management has a pledge to be in touch with any investor inquiries within 24 hours.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statement Cautions

This press release contains certain "forward-looking statements" within the meaning of Canadian securities legislation, relating to assay results, exploration and drilling on the Company’s Queensway gold project in Newfoundland, interpretation of the assay results and the results of the drilling program, the discovery of zones of high-grade gold mineralization, follow-up step-out drilling and funding of the drilling program. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are statements that are not historical facts; they are generally, but not always, identified by the words "expects," "plans," "anticipates," "believes," "intends," "estimates," "projects," "aims," “suggests,” "potential," "goal," "objective," "prospective," “possibly,” and similar expressions, or that events or conditions "will," "would," "may," "can," "could" or "should" occur, or are those statements, which, by their nature, refer to future events. The Company cautions that forward-looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made, and they involve a number of risks and uncertainties. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Except to the extent required by applicable securities laws and the policies of the TSX Venture Exchange, the Company undertakes no obligation to update these forward-looking statements if management's beliefs, estimates or opinions, or other factors, should change. Factors that could cause future results to differ materially from those anticipated in these forward-looking statements include risks associated with possible accidents and other risks associated with mineral exploration operations, the risk that the Company will encounter unanticipated geological factors, risks associated with the interpretation of assay results and the drilling program, the possibility that the Company may not be able to secure permitting and other governmental clearances necessary to carry out the Company's exploration plans, the risk that the Company will not be able to raise sufficient funds to carry out its business plans, and the risk of political uncertainties and regulatory or legal changes that might interfere with the Company's business and prospects. The reader is urged to refer to the Company's Annual Information Form and Management’s discussion and Analysis, publicly available through the Canadian Securities Administrators' System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com for a more complete discussion of such risk factors and their potential effects.

Contacts

New Found Gold Corp.
Per: "Collin Kettell"
Collin Kettell, Chief Executive Officer
Email: ckettell@newfoundgold.ca
Phone: +1 (845) 535-1486

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

NEW FOUND GOLD CORP.

Date: May 3, 2022	By:	/s/ Collin Kettell,
Chief Executive Officer